SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                           (Amendment No. _________)*

                                   QUIPP, INC.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    748802105
                                 ---------------
                                 (CUSIP Number)

                                JDL Capital, LLC
                          106 Seventh Street, Suite 202
                           Garden City, New York 11530
                             Attention: John D. Lori
                            Telephone: (516) 873-6973

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 21, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO.:  748802105

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        JDL Capital, LLC

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                               (a)[ ]

                                               (b)[X]


 3       SEC USE ONLY

4       SOURCE OF FUNDS

        WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)    [ ]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

    NUMBER OF                7      SOLE VOTING POWER          -     78,989
      SHARES
   BENEFICIALLY              8      SHARED VOTING POWER
     OWNED BY
       EACH                  9      SOLE DISPOSITIVE POWER     -     78,989
    REPORTING
   PERSON WITH              10      SHARED DISPOSITIVE POWER

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        78,989

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES  [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.55%

14      TYPE OF REPORTING PERSON

        OO

CUSIP NO.:  748802105

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        JDL Partners, LP


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                 (b) [X]
3       SEC USE ONLY

4       SOURCE OF FUNDS

        WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)        [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

    NUMBER OF               7     SOLE VOTING POWER     -      78,989
      SHARES
   BENEFICIALLY             8     SHARED VOTING POWER
     OWNED BY
       EACH                 9     SOLE DISPOSITIVE POWER     -      78,989
    REPORTING
   PERSON WITH              10   SHARED DISPOSITIVE POWER

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        78,989

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES    [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.55%

14      TYPE OF REPORTING PERSON

        PN

CUSIP NO.:  748802105

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John D. Lori


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                               (b) [X]
3       SEC USE ONLY

4       SOURCE OF FUNDS

        WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)            [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

    NUMBER OF               7    SOLE VOTING POWER          -     78,989
      SHARES
   BENEFICIALLY             8    SHARED VOTING POWER
     OWNED BY
       EACH                 9    SOLE DISPOSITIVE POWER     -     78,989
    REPORTING
   PERSON WITH              10   SHARED DISPOSITIVE POWER

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        78,989

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES    [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.55%

14      TYPE OF REPORTING PERSON

        IN

ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.01 per share (the "Common Stock"), of Quipp, Inc., a Florida corporation (the "Company"), with its principal executive offices located at 4800 N.W. 157th Street, Miami, Florida 33014.

ITEM 2. IDENTITY AND BACKGROUND.

     The names of the persons filing this statement (the "Statement") are JDL Partners, LP (the "Fund"), JDL Capital, LLC ("JDL Capital") and John D. Lori (collectively, the "Filers").

     The Fund is a Delaware private investment partnership whose general partner is JDL Capital. The address of the Fund's principal business and principal office is 106 Seventh Street, Suite 202, Garden City, New York 11530.

     JDL Capital is a Delaware investment management firm and serves as the general partner of the Fund. The address of JDL Capital's principal business and principal office is 106 Seventh Street, Suite 202, Garden City, New York 11530.

     John D. Lori is the managing member of JDL Capital. Mr. Lori is a citizen of the United States. Mr. Lori's address is 106 Seventh Street, Suite 202, Garden City, New York 11530.

     During the last five years, none of the Filers have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Of the 78,989 shares of Common Stock to which this Statement relates, the details of each transaction are set forth on Schedule I hereto. The Filers purchased the Common Stock with working capital.

ITEM 4. PURPOSE OF TRANSACTION.

     The Filers purchased the Common Stock for general investment purposes and retain the right to change their investment intent.

     Subject to applicable legal requirements and the factors referred to below, the Filers may purchase additional shares of Common Stock from time to time in open market or privately negotiated transactions, but they may determine at any time to dispose of all or a portion of the shares of Common Stock. In determining whether to purchase additional shares or to dispose of its shares, and in formulating any plan or proposal with respect to any transaction between the Filers and the Company, the Filers intend to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the reaction of the Company and its shareholders to the Filers' ownership of Common Stock, the price and availability of shares of Common Stock, other investment and business opportunities available to the Filers, developments with respect to the Filers' business, and general economic, monetary and stock market conditions.

     Except as otherwise described herein, the Filers have no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4(a) - (j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on January 21, 2005, the Fund, JDL Capital and John D. Lori were the beneficial owners of 78,989 shares of Common Stock, which constitute in the aggregate 5.55% of the outstanding shares of Common Stock (based on 1,423,775 shares of Common Stock outstanding as of November 3, 2004, which in turn is based on information reported by the Company on its Form 10-Q of September 2004, dated November 15, 2004).

     Except as described in the preceding paragraph, none of the Filers beneficially own any shares of Common Stock.

     (b) Each Filer has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above.

     (c) Transactions in the Common Stock by the Filers effected in the last 60 days are described in Schedule I hereto, which Schedule is hereby incorporated by reference.

     (d) The Filers have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None of the Filers has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     No Exhibits have been attached.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2004



                              JDL PARTNERS, LP

                              By: JDL Capital, LLC,
                                  General Partner


                              By: ______________________________________
                                      John D. Lori, Managing Member


                              JDL CAPITAL, LLC


                              By: ______________________________________
                                      John D. Lori, Managing Member


                              --------------------------------------
                                           John D. Lori

                                                                     SCHEDULE I

                     Schedule of Transactions in the Shares

-------------------------------------------------------------------------------------------------
                                               PRICE
                                   NO. OF      PER
 PURCHASER               DATE      SHARES      SHARE                 COMMENT
-------------------------------------------------------------------------------------------------
The Fund              08/02/04          400    $13.97  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              08/03/04          700    $13.95  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              08/05/04          300    $13.98  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              08/09/04        2,700    $13.94  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              08/10/04          200    $14.01  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              08/18/04          500    $13.86  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              08/27/04          200    $13.60  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              08/30/04          300    $13.52  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              08/31/04        1,000    $13.42  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              09/10/04        3,296    $13.63  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              09/14/04        2,900    $13.62  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              09/17/04       13,000    $13.57  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              09/21/04        1,100    $13.53  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              09/23/04          500    $13.55  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              10/19/04          500    $13.50  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              10/28/04          700    $13.51  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              10/28/04        1,765    $13.44  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              11/01/04        1,250    $13.28  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              11/18/04        1,585    $13.29  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              11/23/04        1,000    $13.44  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              12/06/04       18,622    $13.35  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              12/08/04          300    $13.33  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              12/09/04          400    $13.31  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              12/13/04        3,600    $13.32  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              12/31/04        1,000    $13.50  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              01/10/04        1,500    $12.73  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              01/11/04        1,000    $12.71  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              01/12/04        1,400    $12.69  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              01/13/04        1,100    $12.78  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              01/14/04        1,000    $12.83  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              01/18/04        1,200    $12.88  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              01/19/04        1,371    $12.85  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              01/20/04        3,400    $12.51  Shares acquired on the open market
-------------------------------------------------------------------------------------------------
The Fund              01/21/04        9,200    $12.57  Shares acquired on the open market
-------------------------------------------------------------------------------------------------